r77c.txt


PIMCO Corporate & Income Opportunity Fund - 77C Attachment:

Special Shareholder Meeting Results:

The Fund held a special meeting of shareholders on June 9, 2014 to vote on the approval of the new investment management agreement between the Fund and PIMCO, as discussed in Note 8 to the Notes to Financial Statements. The special meeting was convened as scheduled on June 9, 2014.
However, because sufficient votes in favor of the proposal had not been received for the Fund at the time of the special meeting, the shareholders of the Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders of the Fund voted as indicated below:

Approval of an Investment Management Agreement between
PIMCO Corporate & Income Opportunity Fund and Pacific
Investment Management Company LLC

For 		Against		Abstain
----------	---------	----------
29,579,900 	950,949 	5,450,030